Exhibit 99.1

Jumia reports First Quarter 2022 results

Continued growth acceleration in Q1 2022

Orders increased by 40% year-over-year

GMV increased by 27% year-over-year

Revenue increased by 44% year-over-year

Lagos, May 17, 2022 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the first quarter ended March 31, 2022.

Results highlights for the first quarter 2022

	For the three months ended March 31
	As reported		YoY	As reported	Constant currency	YoY
In USD million, unless otherwise stated	2021	2022	Change	2021	2022	Change
Quarterly Active Consumers (million)	2.4	3.1	28.7%	n.a.	n.a.	n.a.
Orders (million)	6.6	9.3	40.5%	n.a.	n.a.	n.a.
Gross Merchandise Value (“GMV”)	198.9	252.7	27.0%	198.9	268.1	34.8%
Total Payment Value (“TPV”)	51.7	70.7	36.7%	51.7	75.0	45.1%
TPV as % of GMV	26.0%	28.0%		26.0%	28.0%

Revenue	33.0	47.6	44.3%	33.0	50.5	53.1%
Gross Profit	24.6	27.7	12.6%	24.6	29.3	19.3%
Fulfillment expense	(17.1)	(24.3)	41.7%	(17.1)	(25.8)	50.3%
Sales and Advertising expense	(9.7)	(18.8)	93.8%	(9.7)	(19.3)	98.6%
Technology and Content expense	(8.3)	(13.0)	56.4%	(8.3)	(13.4)	61.7%
G&A expense, excluding SBC	(24.4)	(30.1)	23.3%	(24.4)	(31.7)	29.7%
Adjusted EBITDA	(32.6)	(55.3)	69.9%	(32.6)	(57.4)	76.4%
Operating Loss	(40.6)	(66.4)	63.5%	(40.6)	(68.6)	69.0%

“We kicked off 2022 with very strong growth momentum, closing the first quarter with the highest GMV and Order growth rates of the past 9 quarters, up 27% and 40% year-over-year respectively. In parallel with accelerating usage growth, we continued driving platform monetization, with revenue growing by 44% year-over-year, which was also a 9-quarter high,” commented Jeremy Hodara and Sacha Poignonnec, Co-Chief Executive Officers of Jumia.

“We remain focused on taking the business forward on our path to profitability, driving faster usage growth with improved levels of marketing efficiency. Sales & Advertising expense per Order and as % of GMV decreased sequentially, both reaching their lowest levels in the past 4 quarters, at $2.0 per Order and 7.5% of GMV respectively. We are executing on our strategy with discipline and consistency. Our focus continues to be on making Jumia a compelling destination for the everyday needs of African consumers and a growth engine for sellers and businesses in Africa and beyond.”

FIRST QUARTER 2022- BUSINESS HIGHLIGHTS

1.	GROWTH ACCELERATION INITIATIVES

In the first quarter of 2022, we continued executing on our growth acceleration strategy building upon the momentum of the second half of 2021, continuing to scale the business towards profitability.

The key levers of our growth acceleration plan remain consistent:

●	Sustained marketing investments on a multi-channel basis, to drive consumer awareness, adoption and retention.
●	Enhanced assortment relevance with a focus on everyday product categories.
●	Improved pricing and shipping policy.
●	Improved customer experience and convenience through platform enhancements.

We have outlined below relevant developments in the first quarter of 2022 with respect to each one of these levers.

Marketing

●	Brand awareness and consideration are core pillars of our marketing strategy and key to foster customer trust. We were pleased to see Jumia ranked #6 in the 2021 Most Influential Brands survey in Egypt released by Ipsos in March 2022. The ‘Most Influential Brands Survey’ is a global Ipsos initiative, covering 14 markets and close to 800 brands worldwide. 2021 was the second edition of the survey in Egypt with 118 brands assessed across 14 categories. In 2021, Jumia progressed from the 7th to the 6th position of the ranking, maintaining its leadership within the digital and e-commerce category of the survey.

Assortment, pricing and shipping

●	As part of our efforts to become the digital destination in Africa for everyday needs, we are expanding our assortment in the everyday categories and further enhancing our partnerships with sellers and brands. Between December 31, 2021 and March 31, 2022, we added almost one million SKUs in the FMCG category, the highest number of SKU adds in this category in the past 8 quarters. We also established pan-African partnerships with each of Coca-Cola and Danone across both our e-commerce and food delivery platforms.
●	Price competitiveness is a key component of the Jumia value proposition for consumers, particularly in a more challenging macro environment that drives increased consumer price sensitivity. We are upgrading our price benchmarking tool into an automated system covering the full product assortment of Jumia, incorporating data from both online and offline channel checks. The new system leverages machine learning algorithms to match images and product features enhancing the speed and accuracy of screening and matching. It also allows for real-time price adjustment with dedicated modules for margin optimization.

●	We are rolling out a free shipping program in select countries allowing consumers living in the main cities to benefit from next-day free shipping on Jumia Express items and basket sizes exceeding a minimum threshold. Jumia Express is an end-to-end logistics service provided to sellers where items are stored in our warehouse and picked and packed by Jumia. We expect the free shipping initiative to drive consumer adoption and overall usage growth. While we will be foregoing consumer shipping fees – booked under Fulfillment revenue - we expect to better monetize the Jumia Express service – booked under Value Added Service revenue – as we expect sellers to benefit from sales uplift as a result of the free shipping roll-out.

Technology: Platform enhancements

●	We continue to invest in our technology backbone and front-end projects in particular, to make our platforms even more easy-to-use and engaging. During the first quarter of 2022, we continued working on an overhaul of our homepage and product pages to simplify navigation and product discovery. Key developments included creating stronger hierarchy of content on the homepage and more informative product pages with larger pictures and additional information such as available stock quantity for flash sales and promotions. We intend to further enhance user experience with incremental improvements to our product search algorithms and filtering modules, while increasing personalization throughout the stages of the user journey.

2.JUMIAPAY UPDATE
●	In April 2022, JumiaPay was granted the Payment Service Solution Provider (“PSSP”) license by the Central Bank of Nigeria, which allows us to process payments on behalf of third-party businesses in Nigeria.
●	In parallel, we continued expanding the range of everyday digital and financial services available to consumers on the JumiaPay app. In Nigeria, JumiaPay is working with the CGAP, Consultative Group to Assist the Poor, which is a global partnership of more than 30 leading development organizations, focused on financial inclusion to improve the lives of lower income populations. As part of this partnership, we are piloting an e-doctor service on the JumiaPay app in collaboration with a third-party service provider, “Meeting Doctors”. The objective of this service is to help workers, sellers and consumers in general access doctors remotely for a monthly subscription fee of around $1. The experiment will help validate the value delivered to our customers and workers and identify a sustainable model to achieve this.

3.MONETIZATION UPDATE

Logistics services to third parties

●	We are making significant progress on the roll-out of our logistics services to third parties. Packages shipped during the first quarter of 2022 reached a new record of 3.5 million, on behalf of over 1,250 clients, an increase of more than 200 clients compared to the fourth quarter of 2021.

Advertising

●	Our advertising activity experienced strong momentum during the first quarter of 2022, with 484 advertising campaigns, up 55% year-over-year, on behalf of almost 9,000 advertising clients, a 24% year-over-year increase. Advertising clients during the quarter included high profile brand partners such as Unilever, L'Oréal, Adidas, Danone, Xiaomi, Coca-Cola, Krispy Kreme, Burger King and many more.
●	We are constantly improving the efficiency of our campaigns to enhance the returns on investment for our advertising clients, through better audience targeting, enhanced personalization and campaign management tools. As a result, advertising campaign performance, measured by the click-through rate on our ads, increased by 56% year-over-year in the first quarter of 2022, supporting sales and return on ad spend for our advertisers.

4.IMPACT
●	Earlier in May 2022, we launched our inaugural ESG report highlighting our sustainability strategy and key themes in alignment with the Sustainability Accounting Standards Board (“SASB”) and the United Nations Sustainable Development Goals (“UN SDGs”). The first edition of this report has been designed as an overview of our sustainability strategy with a mapping of our current sustainability practices.
●	Our sustainability strategy is fully aligned with our corporate mission and has three main objectives:
-	Living our mission: Our mission to “leverage technology to improve everyday lives” holds sustainability at its core. As we execute on this mission, we create jobs, reduce inequality and positively impact our communities.
-	Embedding sustainability in our business operations: We aim to make business decisions and conduct our operations with sustainability guidelines and objectives in mind.
-	Amplifying our impact through our ecosystem: Our impact is further amplified as we expand our sustainability practices to our ecosystem of partners and stakeholders.
●	Our sustainability practices today can be grouped under five material themes outlined below. These themes have been developed in line with our understanding of how our business impacts our key stakeholder groups: consumers, partners, employees, investors and our communities.

Environment

1.	Minimizing environmental impact through the reduction of carbon emissions, waste and offering customers pre-owned and refurbished goods.

Social

2.	Providing convenience, accessibility and affordability to consumers.
3.	Empowering sellers, partners, and communities by lowering the barriers to entry, providing training, access to funding and participating in initiatives to drive economic and social development.
4.	Building an engaged, inclusive, and diverse workforce.

Governance

5.	Operating with strong governance and ethical standards.

SELECTED OPERATIONAL KPIs

1.	Marketplace KPIs

	For the three months ended
	March 31,		YoY
	2021	2022	Change
Quarterly Active Consumers (million)	2.4	3.1	28.7%
Orders (million)	6.6	9.3	40.5%
GMV (USD million)	198.9	252.7	27.0%

●	Quarterly Active Consumers reached 3.1 million, up 29% year-over-year, supported by robust increases in both new and returning consumers.
●	Orders reached 9.3 million, up 40% year-over-year, the fastest growth rate of the past 9 quarters. The growth trends by product category illustrate the success of the strategic focus on everyday product categories, supported by increased marketing investments:
o	The fastest growing category in terms of items sold was FMCG, which increased by 180% year-over-year, supported by the momentum of the grocery sub-category which we are currently developing. FMCG was the second-largest category in terms of items sold after Fashion, accounting for 15% of items sold in the first quarter of 2022, compared to 8% in the first quarter of 2021. The second fastest growing category in terms of items sold was Food Delivery, which maintained very strong momentum, growing by 86% year-over-year.
o	Phones and Electronics are showing some early signs of momentum growing by 19% year-over-year in terms of items sold despite continued global supply chain volatility for these categories.
●	GMV reached $252.7 million, up 27% on a year-over-year basis and 35% on a constant currency basis.
o	FX was a headwind to GMV performance in the first quarter of 2022 with 10 of our 11 local currencies depreciating against the USD. In particular, the Nigerian Naira, the West African CFA Franc and the Moroccan Dirham depreciated by 9%, 7% and 6% respectively against the USD, in the first quarter of 2022 compared to the first quarter of 2021.
o	In terms of trends by product category, we observed the following:
◾	Continued diversification of GMV in favor of everyday categories, in line with our strategy to further establish Jumia at the heart of everyday consumption in Africa. Phones and Electronics decreased from 37% of GMV in the first quarter of 2021 to 33% of GMV in the first quarter of 2022.
◾	The largest contributing category to GMV growth in absolute terms was Food delivery, which increased by 61% year-over-year. The second largest contributing category to GMV growth was Home & Living which increased by 24% year-over-year and was the largest product category in GMV terms accounting for 18% of GMV in the first quarter of 2022, supported by the robust growth in home appliances.

2.	JumiaPay KPIs

	For the three months ended
	March 31,		YoY
	2021	2022	Change
TPV (USD million)	51.7	70.7	36.7%
JumiaPay Transactions (million)	2.4	3.2	31.7%

●	TPV increased by 37% year-over-year and 45% on a constant currency basis. Despite the FX headwind, TPV posted its fastest growth rate in USD terms of the past 5 quarters, supported by the strong growth in GMV. On-platform penetration of JumiaPay as a percentage of GMV reached a new high of 28% in the first quarter of 2022 up from 26% in the first quarter of 2021 as we focus on increasing the penetration of JumiaPay in a disciplined and gradual manner.
●	JumiaPay Transactions reached 3.2 million in the first quarter of 2022, increasing by 32% year-over-year, supported by accelerating volume growth across the business, in the Food Delivery category in particular.

Overall, 34% of Orders placed on the Jumia platform in the first quarter of 2022 were completed using JumiaPay, compared to 37% in the first quarter of 2021, although we increased JumiaPay Transactions penetration as % of Orders across the Jumia e-commerce and food delivery platforms. The growth in JumiaPay Transactions in our e-commerce and food delivery platforms outpaced the growth of JumiaPay app Transactions. As JumiaPay penetration is 100% on the JumiaPay app, the reduced share of JumiaPay app in the Transactions mix led to a decline in the overall JumiaPay Transactions penetration as % of Orders.

SELECTED FINANCIAL INFORMATION

	For the three months ended
	March 31,		YoY
(USD million)	2021	2022	Change
Revenue	33.0	47.6	44.3%
Marketplace revenue	24.4	26.4	8.2%
Commissions	9.1	8.6	(5.2)%
Fulfillment	8.6	8.0	(7.5)%
Marketing & Advertising	1.9	2.7	40.4%
Value Added Services	4.7	7.1	49.5%
First Party revenue	7.8	19.7	152.4%
Other revenue	0.8	1.6	88.6%

Gross Profit	24.6	27.7	12.6%

Fulfillment expense	(17.1)	(24.3)	41.7%
Sales and Advertising expense	(9.7)	(18.8)	93.8%
Technology and Content expense	(8.3)	(13.0)	56.4%
General and Administrative expense ("G&A")	(30.2)	(38.6)	27.7%
of which Share Based Compensation ("SBC")	(5.8)	(8.4)	46.7%
G&A expense, excluding SBC	(24.4)	(30.1)	23.3%

Adjusted EBITDA	(32.6)	(55.3)	69.9%

Operating loss	(40.6)	(66.4)	63.5%

Revenue

●	Revenue reached $47.6 million in the first quarter of 2022, up 44% on a year-over-year basis. This was driven by the strong growth in First Party revenue, which accelerated by 152% in the first quarter of 2022, on a year-over-year basis. We undertook more business on a first-party basis during the quarter, as we continue to build-out the assortment in FMCG and the grocery sub-category in particular.

To support usage growth, we deployed more consumer incentives in the form of promotional discounts, which are accounted for as revenue deductions. Strategic use of consumer incentives on selected products or categories helps us drive conversion and is a core part of our growth acceleration strategy. Revenue is presented net of consumer incentives, which reached $7.2 million in the first quarter of 2022 compared to $2.1 million in the first quarter of 2021. Consumer incentives related to First Party revenue reached $1.1 million in the first quarter of 2021, compared to $0.4 million in the first quarter of 2021.

As we move past the initial phase of promotions ramp-up launched in the second half of 2021, the efficiency of our promotional investments is improving. The ratio of consumer incentives as a percentage of revenue improved sequentially from 18% in the third and fourth quarters of 2021 to 15% in the first quarter of 2022.

●	Marketplace revenue reached $26.4 million in the first quarter of 2022, up 8% on a year-over-year basis, supported by the strong momentum in Value Added Services and Marketing & Advertising revenue streams.

o	Value Added Services revenue reached $7.1 million, increasing by 49% year-over-year, partly as a result of an increase in international logistics revenue.
o	Marketing & Advertising revenue reached $2.7 million, increasing by 40%, supported by an acceleration in the number of advertising campaigns run on behalf of our sellers during the quarter.
o	Commission revenue reached $8.6 million, down 5% year-over-year. Before consumer incentives impact, which come as a deduction to commission revenue, we maintained robust levels of commission monetization. Consumer incentives impacting commission revenue increased from $1.2 million in the first quarter of 2021 to $4.7 million in the first quarter of 2022.
o	Fulfillment revenue reached $8.0 million, down 7% year-over-year. Fulfillment revenue is net of consumer incentives in the form of shipping discounts and free shipping campaigns, which increased from $0.5 million in the first quarter of 2021 to $1.4 million in the first quarter of 2022.
o	Other revenue was up 89% year-over-year reaching $1.6 million, largely attributable to the strong momentum of our logistics-as-a-service offering, which generated over $1.0 million revenue in the first quarter of 2022.

Gross Profit

Gross profit reached $27.7 million in the first quarter of 2022, up 13% year-over-year and up 19% on a constant currency basis, supported by the marketplace revenue growth. Gross profit is net of consumer incentives, which we consider as growth investments and which increased from $2.1 million in the first quarter of 2021 to $7.2 million in the first quarter of 2022.

Fulfillment Expense

Fulfillment expense reached $24.3 million, up 42% year-over-year and up 50% on a constant currency basis, as a result of Orders accelerating by 40% over the same period. Fulfillment expense includes both the costs associated with Jumia platform Orders and the costs associated with our logistics-as-a-service packages which reached 3.5 million in the first quarter of 2022, compared to 0.8 million packages in the first quarter of 2021.

Sales and Advertising Expense

Sales and Advertising expense reached $18.8 million in the first quarter of 2022, up 94% year-over-year and 99% on a constant currency basis. The increase in marketing investments is a core lever of our growth acceleration strategy and was implemented across marketing channels. We also rebalanced our marketing investment mix with an increased share of offline media and video advertising to drive awareness and activation. In the first quarter of 2022, 49% of our Sales & Advertising expense was allocated to online marketing campaigns, 37% to offline media and video advertising and 15% to staff costs. In the first quarter of 2021, offline media and video advertising accounted for only 16% of the Sales & Advertising spend, with online marketing campaigns and staff costs representing 60% and 24% respectively.

While we continued ramping-up our marketing investments in the first quarter of 2022 on a year-over-year basis, we did so at a slower pace compared to the second half of 2021 when Sales & Advertising expense was up 185% year-over-year. This is driving an improvement in marketing efficiency with Sales & Advertising expense per Order decreasing by 27% from $2.8 per Order in the second half of 2021 to $2.0 per Order in the first quarter of 2022.

Technology and Content Expense

Technology and Content expense reached $13.0 million in the first quarter of 2022, up 56% year-over-year and 62% on a constant currency basis. We continue investing in our technology backbone particularly through technology headcount increases to support the growth of our e-commerce and payment activities.

General and Administrative Expense

General & Administrative expense, excluding SBC, reached $30.1 million in the first quarter of 2022, up 23% on a year-over-year basis and 30% on a constant currency basis. This trend was mostly attributable to an uptick in staff costs as we strengthened the management team in selected areas in the second of half of 2021 to support the long-term growth of the business. On a sequential basis, General & Administrative expense, excluding SBC, decreased by 6% in the first quarter of 2022 compared to the fourth quarter of 2021.

Operating loss

●	Operating loss was $66.4 million, up 64% year-over-year and 69% on a constant currency basis. This was mostly a result of increased growth investments in the form of consumer incentives, Sales and Advertising and Technology and Content investments. It was also affected by a 47% increase in share-based compensation expense, which reached $8.4 million in the first quarter of 2022, reflecting the impact of the 2021 grants.
●	Adjusted EBITDA loss was $55.3 million in the first quarter of 2022, up 70% year-over-year and 76% on a constant currency basis as a result of the increase in growth investments outlined above.

Cash Position

●	At March 31, 2022, we had a liquidity position of $421.2 million comprised of $88.7 million of cash and cash equivalents and $332.6 million of Term deposits and other financial assets.
●	Quarterly cash utilization, defined as the net decrease in cash & cash equivalents adjusted for FX effects and movements in term deposits and other financial assets, reached $78.2 million. Cash utilization was affected by a working capital outflow of $23.4 million mostly due to the upfront yearly payment of hosting services and insurance fees as well as an increase in inventory relating to the uptick in first party activity.

GUIDANCE

We expect continued year-over-year GMV growth acceleration, building upon the momentum of the second half of 2021.

We expect to spend between $50 million and $55 million in Sales & Advertising in the first half of 2022.

For the full year 2022, we expect Adjusted EBITDA loss of $200 million to $220 million. On a quarterly basis, we believe the peak of Adjusted EBITDA losses was reached in Q4 2021. Starting from 2023, we expect to begin decreasing the Adjusted EBITDA losses on a year-over-year basis.

In an effort to further increase our consumer reach and reduce delivery times, we intend to undertake logistics capacity expansion and upgrades and expect to incur capex between $15 million to $25 million during the full year 2022.

The above forward-looking statements reflect our expectations as of May 17, 2022 and could be subject to change and involve inherent risks which we are not able to control. These risks include but are not limited to new potential disruptions caused by COVID-19, any global supply chain issues, the broader economic impact of the ongoing Russia-Ukraine conflict as well as political and economic conditions across countries where we operate.

CONFERENCE CALL AND WEBCAST INFORMATION

Jumia will host a conference call today, May 17, 2022 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

US Toll Free: 888-506-0062

International: 973-528-0011

UK Toll Free: 0800 520 0845

Entry Code: 975565

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of March 31, 2021 and 2022

	For the three months ended
	March 31,	March 31,
In thousands of USD	2021	2022
Revenue	32,988	47,594
Cost of revenue	8,403	19,921
Gross profit	24,585	27,673
Fulfillment expense	17,137	24,291
Sales and advertising expense	9,719	18,836
Technology and content expense	8,284	12,954
General and administrative expense	30,191	38,564
Other operating income	215	608
Other operating expense	70	22
Operating loss	(40,601)	(66,386)
Finance income	18,222	3,687
Finance costs	2,288	6,634
Loss before Income tax	(24,667)	(69,333)
Income tax expense	276	136
Loss for the period	(24,943)	(69,469)
Attributable to:
Equity holders of the Company	(24,936)	(69,460)
Non-controlling interests	(7)	(9)
Loss for the period	(24,943)	(69,469)
Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	(51,363)	49,475
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	35,257	(49,779)
Other comprehensive income / (loss) on financial assets at fair value through OCI	—	(7,237)
Other comprehensive income / (loss)	(16,106)	(7,541)
Total comprehensive loss for the period	(41,049)	(77,010)
Attributable to:
Equity holders of the Company	(41,066)	(77,009)
Non-controlling interests	17	(1)
Total comprehensive loss for the period	(41,049)	(77,010)

(UNAUDITED)

Consolidated statement of financial position as of December 31, 2021 and March 31, 2022

	As of
	December 31,	March 31,
In thousands of USD	2021	2022
Assets
Non-current assets
Property and equipment	21,824	20,826
Intangible assets	327	292
Deferred tax assets	665	651
Other non-current assets	2,278	2,546
Total Non-current assets	25,094	24,315
Current assets
Inventories	10,948	16,584
Trade and other receivables	18,350	21,085
Income tax receivables	1,468	1,504
Other taxes receivables	3,775	5,223
Prepaid expenses	5,672	13,712
Term deposits and other financial assets	395,715	332,550
Cash and cash equivalents	117,090	88,696
Total Current assets	553,018	479,354
Total Assets	578,112	503,669
Equity and Liabilities
Equity
Share capital	234,154	234,154
Share premium	1,736,469	1,736,469
Other reserves	164,675	165,657
Accumulated losses	(1,722,260)	(1,791,720)
Equity attributable to the equity holders of the Company	413,038	344,560
Non-controlling interests	(454)	(454)
Total Equity	412,584	344,106
Liabilities
Non-current liabilities
Non-current borrowings	8,631	7,496
Provisions for liabilities and other charges – non-current	676	1,120
Deferred income – non-current	875	742
Trade and other payables – non-current	769	583
Total Non-current liabilities	10,951	9,941
Current liabilities
Current borrowings	3,906	4,250
Trade and other payables	76,077	79,005
Income tax payables	13,281	13,114
Other taxes payable	18,952	11,197
Provisions for liabilities and other charges	36,409	36,552
Deferred income	5,952	5,504
Total Current liabilities	154,577	149,622
Total Liabilities	165,528	159,563
Total Equity and Liabilities	578,112	503,669

(UNAUDITED)

Consolidated statement of cash flows as of March 31, 2021 and 2022

	For the three months ended
	March 31,	March 31,
In thousands of USD	2021	2022
Loss before Income tax	(24,667)	(69,337)
Depreciation and amortization of tangible and intangible assets	2,302	2,632
Impairment losses on loans, receivables and other assets	594	991
Impairment losses on obsolete inventories	330	431
Share-based payment expense	5,754	8,440
Net (gain)/loss from disposal of tangible and intangible assets	31	—
Change in provision for other liabilities and charges	988	817
Lease modification (income)/expense	(7)	(1)
Interest (income)/expenses	361	(909)
Net foreign exchange (gain)/loss	(15,087)	(367)
Net (gain)/loss on financial instruments at fair value through profit or loss	—	5,116
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	639	(14,204)
(Increase)/Decrease in inventories	(1,668)	(6,143)
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	(4,779)	(2,646)
Income taxes paid	(321)	(408)
Net cash flows used in operating activities	(35,530)	(75,467)
Cash flows from investing activities
Purchase of property and equipment	(442)	(1,646)
Proceeds from disposal of property and equipment	9	—
Purchase of intangible assets	(18)	(19)
Interest received	48	758
Movement in other non-current assets	28	(327)
Movement in term deposits and other financial assets	101	51,183
Net cash flows (used in) / from investing activities	(274)	49,949
Cash flows from financing activities
Interest settled - financing	(9)	—
Payment of lease interest	(390)	(346)
Repayment of lease liabilities	(621)	(1,106)
Equity transaction costs	(4,903)	—
Capital contributions	245,148	—
Net cash flows (used in) / from financing activities	239,225	(1,452)
Net decrease/increase in cash and cash equivalents	203,421	(26,970)
Effect of exchange rate changes on cash and cash equivalents	(7,918)	(1,424)
Cash and cash equivalents at the beginning of the period	373,931	117,090
Cash and cash equivalents at the end of the period	569,434	88,696

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Quarterly Active Consumers, Orders and GMV. We define Quarterly Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Quarterly Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Quarterly Active Consumers are useful indicators of the adoption of our offering by consumers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Quarterly Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by consumers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.

JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.

General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended
	March 31,
(USD million)	2021	2022
Loss for the period	(24.9)	(69.5)
Income tax expense	0.3	0.1
Net Finance costs / (income)	(15.9)	2.9
Depreciation and amortization	2.3	2.6
Share-based payment expense	5.8	8.4
Adjusted EBITDA	(32.6)	(55.3)

Constant currency data

Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.

Constant currency metrics are calculated using the average monthly exchange rates for each month during 2021 and applying them to the corresponding months in 2022, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

The following table sets forth the constant currency data for selected metrics.

	For the three months ended March 31
	As reported		YoY	As reported	Constant currency	YoY
In USD million, except percentages	2021	2022	Change	2021	2022	Change
GMV	198.9	252.7	27.0%	198.9	268.1	34.8%
TPV	51.7	70.7	36.7%	51.7	75.0	45.1%
TPV as % of GMV	26.0%	28.0%		26.0%	28.0%

Gross Profit	24.6	27.7	12.6%	24.6	29.3	19.3%
Fulfillment expense	(17.1)	(24.3)	41.7%	(17.1)	(25.8)	50.3%
Gross Profit after Fulfillment expense	7.4	3.4	(54.6)%	7.4	3.6	(52.2)%
Sales and Advertising expense	(9.7)	(18.8)	93.8%	(9.7)	(19.3)	98.6%
Technology and Content expense	(8.3)	(13.0)	56.4%	(8.3)	(13.4)	61.7%
G&A expense, excluding SBC	(24.4)	(30.1)	23.3%	(24.4)	(31.7)	29.7%
Adjusted EBITDA	(32.6)	(55.3)	69.9%	(32.6)	(57.4)	76.4%
Operating Loss	(40.6)	(66.4)	63.5%	(40.6)	(68.6)	69.0%